Exhibit 35.11

2016 Annual Statement of Servicer Compliance (Item 1123)

Pooling and Servicing Agreement (the “Pooling and Servicing Agreement”) dated as of November 1, 2016 by and among Citigroup Commercial Mortgage Securities, Inc. as Depositor, Midland Loan Services, a Division of PNC Bank, National Association as Master Servicer, Rialto Capital Advisors, LLC as Special Servicer, TriMont Real Estate Advisors, Inc. as Operating Advisor and Asset Representations Reviewer, Citibank, N.A. as Certificate Administrator, and Deutsche Bank Trust Company Americas as Trustee, relating to the Citigroup Commercial Mortgage Trust 2016-C3, Commercial Mortgage Pass-through Certificates, Series 2016-C3 (CGCMT 2016-C3)

The undersigned, a duly authorized officer of Rialto Capital Advisors, LLC, as special servicer (the “Special Servicer”) herein certifies to the following:

1.	All servicing activities and performance of such servicing activities under the Pooling and Servicing Agreement are performed on behalf of the Special Servicer.

2.	A review of the servicing activities and performance by the Special Servicer for the period of November 17, 2016 through December 31, 2016 (the “Reporting Period”), under the Pooling and Servicing Agreement has been conducted under my supervision.

3.	To the best of my knowledge, based on such review, the Special Servicer has fulfilled all of its obligations under the terms of the Pooling and Servicing Agreement, in all material respects throughout the Reporting Period and if there has been a failure to fulfill any such obligations in any material respect, each failure and the nature and status thereof has been specifically identified herein.

Certified by:	/s/ Adam Singer	Date: March 1, 2017
Adam Singer, Managing Director